December 16, 2011

VIA EDGAR and FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention:  Larry Spirgel, Assistant Director

Re:	Green Ballast, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 6, 2011
File No. 333-177526

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, on behalf of Green Ballast, Inc. (the "Company"), we hereby request that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9 A.M. (EDT) on December 20, 2011, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 16, 2011
Securities and Exchange Commission

The Company acknowledges that it is aware of its obligations under the Securities Act of 1933.

Please contact Matthew S. Heiter of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Company, at (901) 577-8117 with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

GREEN BALLAST, INC.

By:	/s/ William H. Bethell
William H. Bethell, Chief Financial Officer